EXHIBIT 99.1

B2Gold 2024 Annual General and Special Meeting: Leading Independent Proxy Advisory Firms, Glass Lewis and ISS, Recommend Shareholders Vote FOR All Proposed Items

VANCOUVER, British Columbia, June 06, 2024 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the support of Glass Lewis & Co. (“Glass Lewis”) and Institutional Shareholder Services (“ISS”), who have recommended that shareholders vote FOR all proposed items to be considered at the upcoming Annual General and Special Meeting of Shareholders (the “Meeting”) to be held on Thursday, June 20, 2024, at 2:00 p.m. (Vancouver time).

The Meeting will be held at the Star Sapphire Ballroom at the Fairmont Pacific Rim Hotel, 1038 Canada Place, Vancouver, British Columbia, and in a virtual format conducted via live audio webcast online. The Meeting will be available to registered and non-registered shareholders and guests, and accessible via live webcast at https://web.lumiagm.com/410132572.

Glass Lewis and ISS Recommendation to B2Gold Shareholders

B2Gold is pleased to announce the support of Glass Lewis and ISS, who have recommended that shareholders vote FOR all proposed items to be considered at the upcoming Meeting. Glass Lewis and ISS are the leading third-party proxy advisory firms who, among other services, provide independent analysis and proxy voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

At the Meeting, shareholders are being asked to vote on four items:

  Election of the directors;
  Appointment of the Auditor;
  Approval of unallocated options under the Company’s stock option plan; and
  A non-binding, advisory vote on the Company’s approach to executive compensation.

The Board of Directors recommends shareholders vote FOR on all four items.

Voting is important, and shareholders are encouraged to vote now.

B2Gold strongly encourages all registered shareholders who would like to attend, participate and/or vote virtually online via live webcast to carefully follow the procedures outlined in the Company’s Management Information Circular and the Meeting’s User Guide, both filed on SEDAR+ on May 13, 2024 and on the company’s website at https://www.b2gold.com/investors/2024-annual-general-special-meeting.

Shareholders who have questions or need assistance with voting their shares, should contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at +1 877-452-7184 (North America – toll free) or +1 416-304-0211 (outside North America), or by email at assistance@laurelhill.com.

How to Vote in Advance of the Meeting

Whether you intend to attend the meeting in person or virtually, shareholders are encouraged to vote in advance of the meeting. In order for your proxy to be valid you must submit your vote by no later than June 18, 2024 at 2:00 p.m. (Vancouver time).

Shareholders are encouraged to vote today via the internet or telephone using the control number found on the proxy or voting instruction form that was mailed to you to ensure your vote is received in a timely manner.

	Registered Shareholders	Beneficial Shareholders
	Common Shares held in own name and represented by a physical certificate or DRS.	Common Shares held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Call the applicable number listed on the voting instruction form.
Mail	Return the form of proxy in the enclosed envelope.	Return the voting instruction form in the enclosed envelope.

If you are a non-registered shareholder, you will be able to attend, participate and/or vote at the Meeting online via live webcast only if you duly appoint yourself as proxyholder through the method specified by your intermediary and comply with all of the requirements set out in the Management Information Circular relating to appointment and registration, which must be properly completed before the proxy deadline on June 18, 2024 at 2:00 p.m. (Vancouver time).

Management Presentation

Once the Meeting is adjourned, there will be presentations from Clive Johnson, President & CEO, and other B2Gold senior executives. The presentations will provide a review of B2Gold’s performance in 2023, a general corporate update of the first half of 2024, and will conclude with a Q&A session.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada, and numerous development and exploration projects in various countries including Mali, Colombia and Finland.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President & Chief Executive Officer

For more information on B2Gold, please visit the Company’s website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com